SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 2)*
Western Refining, Inc.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
959319 10 4

(CUSIP Number)
Paul L. Foster
6500 Trowbridge Drive
El Paso, Texas 79905
(915) 775-3300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 14, 2007

(Date of Event which Requires Filing of this Statement)
          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 7 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 959319 10 4	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Paul L. Foster I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		38,314,250

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,237,334

WITH	10	SHARED DISPOSITIVE POWER

		20,063,228

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,306,812 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	41.5%

14	TYPE OF REPORTING PERSON (see instructions)

	IN

(1)	Of the shares indicated as beneficially owned by Mr. Foster, 785,314 shares are beneficially owned by WRC Refining Company (“WRCRC”), in which Mr. Foster holds a 97.3% interest, 19,277,914 are beneficially owned by Franklin Mountain Investments Limited Partnership (“FMILP”) in which Mr. Foster holds an 89.6% interest and 6,250 are restricted shares that will vest over three years from the date of grant and over which Mr. Foster has sole voting power. Mr. Foster is the controlling stockholder and Chief Executive Officer of WRCRC and the sole stockholder and President of Franklin Mountain G.P., LLC, the General Partner of FMILP, and as such, may be deemed to have dispositive power over the shares owned by WRCRC and FMILP. Mr. Foster is a party to a voting agreement with WRCRC, FMILP, Jeff A. Stevens, Ralph A. Schmidt and Scott D. Weaver pursuant to which he has the power to vote certain of the shares of the Issuer held by such parties. Mr. Foster hereby disclaims the beneficial ownership of the shares of the Issuer that are subject to the Voting Agreement and held by Messrs. Stevens, Schmidt and Weaver, as well as the shares corresponding to their interests in WRCRC.

     This Amendment No. 2 (the “Amendment”) constitutes the second amendment to the Schedule 13D originally filed by Paul L. Foster (the “Reporting Person”), with the Securities and Exchange Commission on January 31, 2006, as amended by Amendment No. 1 to such Schedule 13D filed on August 3, 2007 (as so amended, the “Schedule 13D”), with respect to the common stock, $0.01 par value (the “Common Stock”), of Western Refining, Inc. (the “Issuer”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.
Item 4. Purpose of Transaction
     The Schedule 13D is hereby amended by inserting the following text after the third paragraph under Item 4 thereof:
     “On August 22, 2007, the Reporting Person donated 1,000,000 shares of Common Stock in the Issuer beneficially owned by the Reporting Person to a non-profit institution.
     On August 13, 2007, Jeff A. Stevens sold 300,000 shares of Common Stock in the Issuer beneficially owned by Mr. Stevens in unsolicited brokerage transactions. Between August 23 and August 24, 2007, Mr. Stevens sold an additional 150,000 shares of Common Stock in the Issuer beneficially owned by Mr. Stevens in unsolicited brokerage transactions.
     On August 13, 2007, Scott D. Weaver sold 200,000 shares of Common Stock in the Issuer beneficially owned by Mr. Weaver in unsolicited brokerage transactions. On August 24, 2007, Mr. Weaver sold an additional 50,000 shares of Common Stock in the Issuer beneficially owned by Mr. Weaver in unsolicited brokerage transactions.
     Between August 13 and August 17, 2007, Ralph A. Schmidt sold 500,000 shares of Common Stock in the Issuer beneficially owned by Mr. Schmidt in unsolicited brokerage transactions pursuant to a 10b5-1 plan entered into on August 13, 2007, as further described in Item 6 hereof. On August 21, 2007, Mr. Schmidt donated 60,000 shares of Common Stock in the Issuer beneficially owned by Mr. Schmidt to a non-profit foundation, which shares were subsequently sold by that foundation.”
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:
     (a) (i) The Reporting Person is the beneficial owner of 28,306,812 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and there being 68,159,825 shares of Common Stock outstanding as of August 23, 2007, constitutes 41.5% of the outstanding shares of Common Stock. Of the shares indicated as beneficially owned by the Reporting Person, 785,314 shares are beneficially owned by WRCRC in which the Reporting Person holds a 97.3% interest, 19,277,914 are beneficially owned by FMILP in which the Reporting Person holds an 89.6% interest and 6,250 are restricted shares that will vest over three years from the date of grant and over which the Reporting Person has sole voting power. The Reporting Person is the controlling stockholder and Chief Executive Officer of WRCRC and the sole stockholder and President of Franklin Mountain G.P., LLC, the General Partner of FMILP, and as such, may be deemed to have dispositive power over the shares owned by WRCRC and FMILP. The Reporting Person is a party to a voting agreement with WRCRC, FMILP, Jeff A. Stevens, Ralph A. Schmidt and Scott D. Weaver pursuant to which he has the power to vote certain of the shares of the Issuer held by such parties. The Reporting Person hereby disclaims the beneficial ownership of the shares of the Issuer that are subject to the Voting Agreement and held by Messrs. Stevens, Schmidt and Weaver, as well as the shares corresponding to their interests in WRCRC.

          (ii) Mr. Stevens is the beneficial owner of 6,798,252 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 10.0% of the outstanding shares of Common Stock.
          (iii) Mr. Weaver is the beneficial owner of 1,765,243 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 2.6% of the outstanding shares of Common Stock.
          (iv) Mr. Schmidt is the beneficial owner of 1,458,558 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 2.1% of the outstanding shares of Common Stock.
          (v) FMILP is the beneficial owner of 19,277,914 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 28.3% of the outstanding shares of Common Stock.
          (vi) WRCRC is the beneficial owner of 807,302 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 1.2% of the outstanding shares of Common Stock.
     (b) (i) The Reporting Person has sole voting power over 38,314,250 shares of Common Stock of the Issuer.
     Of the shares indicated as beneficially owned by the Reporting Person in Item 5(a)(i) above, 6,250 are restricted shares which will vest over three years from the date of grant. The Reporting Person has sole dispositive power over 8,237,334 shares and shared dispositive power over 20,063,228 shares, of which 785,314 shares are beneficially owned by WRCRC, in which the Reporting Person holds a 97.3% interest and 19,277,914 shares are beneficially owned by FMILP in which the Reporting Person holds an 89.6% interest. The Reporting Person is the controlling stockholder and Chief Executive Officer of WRCRC and the sole stockholder and President of Franklin Mountain G.P., LLC, the General Partner of FMILP, as such, may be deemed to have dispositive power over the shares owned by WRCRC and FMILP. WRCRC is a Texas corporation and FMILP is a Texas limited partnership and the business address of each is 6500 Trowbridge Drive, El Paso, Texas 79905. During the past five years, neither WRCRC nor FMILP has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (ii) Of the shares indicated as beneficially owned by Jeff A. Stevens in Item 5(a)(ii) above, 4,900 shares are restricted shares over which Mr. Stevens has sole voting power and 14,134 shares are beneficially owned by WRCRC, in which Mr. Stevens has a 1.8% interest and over which shares Mr. Stevens has shared dispositive power. Of the remaining 6,779,218 shares beneficially owned by Mr. Stevens, the Reporting Person has sole voting power and Mr. Stevens has sole dispositive power.
          (iii) Of the shares indicated as beneficially owned by Scott D. Weaver in Item 5(a)(iii) above, 3,200 shares are restricted shares over which Mr. Weaver has sole voting power and 3,927 shares are beneficially owned by WRCRC, in which Mr. Weaver has a 0.5% interest and over which shares Mr. Weaver has shared dispositive power. Of the remaining 1,758,116 shares beneficially owned by Mr. Weaver, the Reporting Person has sole voting power and Mr. Weaver has sole dispositive power.

                    (iv) Of the shares indicated as beneficially owned by Ralph A. Schmidt in Item 5(a)(iv) above, Mr. Schmidt has shared dispositive power for 3,927 of the shares which are beneficially owned by WRCRC, in which Mr. Schmidt has a 0.5% interest and 1,515 shares are restricted shares that will vest over three years from the date of grant and over which shares Mr. Schmidt has sole voting power. Of the remaining 1,453,116 shares beneficially owned by Mr. Schmidt, Mr. Schmidt has sole voting and sole dispositive power over 5,000 shares and the Reporting Person has sole voting power and Mr. Schmidt has sole dispositive power over 1,448,116 shares.
                    (v) Of the shares indicated as beneficially owned by FMILP in Item 5(a)(v) above, FMILP has shared dispositive power over all of the shares. The Reporting Person holds an 89.6% interest in FMILP and is the sole stockholder and President of Franklin Mountain, G.P., LLC, the General Partner of FMILP and as such, may be deemed to have dispositive power over all of its shares. Pursuant to the Voting Agreement as described in Item 4 herein, the Reporting Person has sole voting power over the shares beneficially held by FMILP.
                    (vi) Of the shares indicated as beneficially owned by WRCRC in Item 5(a)(vi) above, WRCRC has shared dispositive power over all of the shares. The Reporting Person holds a 97.3% interest in WRCRC and is the President, controlling stockholder and Chief Executive Officer of WRCRC and as such, may be deemed to have dispositive power over all of its shares. Pursuant to the Voting Agreement as described in Item 4 herein, the Reporting Person has sole voting power over the shares beneficially held by WRCRC.
               (c) Except as described in Item 4 of this Schedule 13D or elsewhere in this Schedule 13D, the Reporting Person, Jeff A. Stevens, Scott D. Weaver, Ralph A. Schmidt, FMILP and WRCRC have not effected any transactions in the Common Stock during the past 60 days.
               (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.
               (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
               Item 6 of the Schedule 13D is hereby amended by inserting the following text after the first paragraph under Item 6 thereof.
               “On August 13, 2007, Ralph A. Schmidt entered into a 10b5-1 plan (the “Plan”) authorizing Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) to sell up to an aggregate of 600,000 shares of Common Stock pursuant to the Plan. All sales of Common Stock under the Plan will be made in Merrill Lynch’s discretion. As of the date hereof, 500,000 shares under the Plan have already been sold. This description of the Plan is qualified in its entirety by reference to the terms of the Plan which is incorporated by reference into this Schedule 13D.”
Item 7. Material to Be Filed as Exhibits
               The following exhibit is added as Exhibit (c) to the Schedule 13D:
               (c) 10b5-1 Plan dated August 13, 2007 between Ralph A. Schmidt and Merrill Lynch which is incorporated by reference to Exhibit (c) to Amendment No. 1 to the Schedule 13D filed by Ralph A. Schmidt on August 27, 2007.

Signatures
               After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 27, 2007

/s/ Paul L. Foster
Paul L. Foster

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